03015780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44713

RECEIVED MAR 3 1 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 N. Central Ave. Ste. 102
(No. and Street)

Phoenix (City) AZ (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

602-230-9372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EARNST & YOUNG
(Name – *if individual, state last, first, middle name*)

2121 San Jacinto St. Ste. 1500 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Al Yee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Financial Services, Inc., as of December .31, 2002, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

OFFICIAL SEAL
KRISTY DAVENPORT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Aug. 14, 2003

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
SAMCO Financial Services, Inc.
Year ended December 31, 2002

0302-0398534

SAMCO Financial Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-9757
Telex: 6710375
www.ey.com

Report of Independent Auditors

Board of Directors
SAMCO Financial Services, Inc.

We have audited the accompanying statement of financial condition of SAMCO Financial Services, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 24, 2003

SAMCO Financial Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 41,967
Deposit with clearing broker	68,048
Prepaid expenses	37,784
Investments, at market	24,602
Office security deposit	19,980
Fixed assets, net of accumulated depreciation of $272,843	1,971
Due from clearing brokers	20,379
Other assets	300
Total assets	$ 215,031
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 39,997
Accounts payable	12,062
Due to affiliate	23,564
	75,623
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized, 100 issued and outstanding	136,000
Additional paid-in capital	787,223
Accumulated deficit	(783,815)
Total stockholder's equity	139,408
Total liabilities and stockholder's equity	$ 215,031

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions, net	$	761,145
Net investment losses		(12,614)
Interest		73,780
Other		21,795
		844,106
Expenses:		
Clearing and exchange fees		429,914
Salaries		337,105
General and administrative		167,259
Occupancy and depreciation		138,256
Communications		53,548
		1,126,082
Net loss before taxes		(281,976)
Deferred tax expense		(52,168)
Net loss	$	(334,144)

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2001	$ 136,000	$ 492,223	$ (449,671)	$ 178,552
Contributions from Parent	–	295,000	–	295,000
Net loss	–	–	(334,144)	(334,144)
Balance at December 31, 2002	$ 136,000	$ 787,223	$ (783,815)	$ 139,408

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating Activities	
Net loss	$ (334,144)
Depreciation	5,142
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in deposit with clearing broker	4,385
Increase in prepaid expenses	(37,784)
Decrease in investments	6,428
Decrease in due from clearing brokers	26,299
Decrease in other assets	18,059
Decrease in commissions payable	(59,264)
Decrease in accounts payable	(113,219)
Decrease in due to affiliate	(15,832)
Increase in valuation allowance on deferred tax asset	52,168
Net cash used in operating activities	(447,762)
Financing Activity	
Contributions from Parent	295,000
Cash provided by financing activity	295,000
Net change in cash and cash equivalents	(152,762)
Cash and cash equivalents at beginning of year	194,729
Cash and cash equivalents at the end of year	$ 41,967
Interest paid during the year	$ –
Taxes paid during the year	$ –

See accompanying notes.

SAMCO Financial Services, Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Operations

SAMCO Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Arizona corporation that as of December 31, 2002 was a wholly owned subsidiary of SAMCO Holdings, Inc. (Parent).

On January 31, 2003, Penson Worldwide, Inc., a company affiliated with the Company through common ownership, acquired all of the outstanding common stock of the Parent, SAMCO Holdings, Inc., at a cost equal to book value. The Company did not experience any change in operations as a result of this transaction, and the Company became a wholly owned subsidiary of SAI Holdings, Inc., a wholly owned subsidiary of Penson Worldwide, Inc.

During the year, the Company was engaged primarily as a full service retail broker providing retail equity, bond, insurance, and mutual fund products and advisory services.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (Penson), which is affiliated with the Company by way of common ownership. Futures transactions are cleared through Penson Financial Futures, Inc. (PFFI), which is affiliated with the Company by way of common ownership.

During 2002, the Company placed significant reliance on its Parent to provide funding for operations as well as to maintain minimum net capital requirements under the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Management of the Parent has agreed to continue this funding through at least March 2004.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net investment losses on the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Securities traded on a national exchange (including Nasdaq Stock Market, Inc.) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash Equivalents

The Company considers cash equivalents ,highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions, net

Commissions and clearing fees are recorded on a trade-date basis as securities transactions occur. Commission fees are recorded net of commissions paid to other broker-dealers or individuals.

Income Tax

The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

The Company is included in the consolidated federal and state tax returns filed by the Parent. The Company calculates its tax liability on a stand-alone basis, limited to the maximum federal rate of 35% in 2002, and remits payment to the Parent. The Parent is obligated to pay the tax liability for the consolidated entity, including state tax liabilities.

Fixed Assets

Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 2001 balances have been reclassified to conform to the 2002 presentation.

3. Investments

Securities owned consists primarily of a publicly traded, equity investment made in Nasdaq Stock Market, Inc. (NASDAQ). The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. The Company carries the investment at its fair value.

4. Prepaid expenses

Prepaid expenses are registration fees paid to the NASD to register the Company and certain representatives in each state that the Company operates in for 2003.

5. Financial Instruments with Off-Balance-Sheet Risk

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with whom it conducts business.

6. Transactions with Related Parties

The Company settles transactions with Penson and PFFI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with these clearing brokers. Due from clearing brokers represents commissions earned from securities transactions that have not yet been paid by the clearing brokers. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

During the year ended December 31, 2002, clearing fees paid to Penson and PFFI totaled $294,025 and $7,098, respectively. These amounts are included in clearing and exchange fees on the statement of operations.

Due to affiliate represents approximately $27,000 due to Penson for a purchase of fixed assets in 2000 netted with fully depreciated equipment sold to Penson for approximately $3,400 during 2002. These amounts are non-interest bearing and are payable on demand.

The Deposit with Clearing Broker is an amount maintained by the Company with Penson in accordance with a correspondent clearing agreement.

7. Income Taxes

During the year ended December 31, 2002, the Company has taken a full valuation allowance against any deferred tax asset recognized in prior years. At December 31, 2002, the Company had a capital loss carryforward of $815,536 available to offset future taxable income, if any, to the extent provided by the Internal Revenue Code. This carryforward will expire December 31, 2021.

8. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2002, the Company contributed approximately $12,000 to the Plan.

9. Commitments and Contingencies

Leases

The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases; thus it is anticipated that future minimum lease commitments will not be less than the amount shown for the year ended December 31, 2002.

At December 31, 2002, future minimum rental commitments under all noncancelable leases are $109,528 in 2003.

Rental expenses for the year ended December 31, 2002 were $132,736.

Commitment to Clearing Brokers

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts to be indemnified to the clearing brokers for these accounts.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $73,405 which was $23,405 in excess of its required net capital of $50,000. The Company handled no customer securities or accounts during the year ended December 31, 2002, and accordingly is not subject to the requirements under SEC rule 15c3-3.

Subject to SEC restrictions on distributions to shareholders, distributions to the shareholder can be made under a capital distribution policy approved by the Company's Board of Directors; no distributions were made during the year ended December 31, 2002.

11. Subsequent Events

On January 30, 2003 and March 3, 2003, the Company received additional capital contributions of $30,000 and $15,000, respectively.

Supplemental Information

SAMCO Financial Services, Inc.

Schedule 1 – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2002

Net Capital	
Total stockholder's equity	$ 139,408
Deductions and/or charges:	
Prepaid expenses	37,784
Office security deposit	19,980
Fixed assets	1,971
Other assets	300
Total deductions and/or charges	60,035
Net capital before haircuts (tentative net capital)	79,373
Haircuts on securities:	
Equities	3,690
Undue concentration	2,278
Total haircuts on securities	5,968
Net capital	$ 73,405
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 5,359
Minimum dollar net capital requirement of reporting broker-dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 23,405
Excess net capital at 1000% (Net capital minus 10% of total aggregate indebtedness)	$ 65,366
Ratio: Aggregate indebtedness to net capital	1.10
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 65,259
Audit adjustments to haircut on equity security	24,287
Audit adjustments for expenses not accrued	(16,141)
Net capital per above	$ 73,405

SAMCO Financial Services, Inc.

Schedule 2 – Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-9757
Telex: 6710375
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
SAMCO Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SAMCO Financial Services, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United

States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

Our report recognizes that it is not practicable in an organization the size of SAMCO Financial Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Dallas, Texas
March 24, 2003